Exhibit 8.1

List of Principal Subsidiaries

Name of Subsidiaries	Jurisdiction of Incorporation
PSI Group Holdings Ltd (利航國際控股有限公司)	Cayman Islands
PSI (BVI) Ltd.	British Virgin Islands
BGG (BVI) Ltd.	British Virgin Islands
Profit Sail Int’l Express (HK) Limited	Hong Kong SAR
Business Great Global Supply Chain Limited	Hong Kong SAR